Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sally Holdings, Inc.:

We consent to the use of our report dated February 24, 2006, except as to note 15, which is as of July 14, 2006, with respect to the consolidated balance sheets of Sally Holdings, Inc. and subsidiaries (a wholly-owned subsidiary of Alberto-Culver Company) as of September 30, 2005 and 2004, and the related consolidated statements of earnings, cash flows, and stockholder’s equity for each of the years in the three-year period ended September 30, 2005, and to the reference to our firm under the heading “Independent Registered Public Accounting Firms” in the Registration Statement on Form S-4 of New Sally Holdings, Inc., as amended (Registration No. 333-136259), effective on October 11, 2006, which is incorporated by reference in the Registration Statement on Form S-4 of New Sally Holdings, Inc. to be filed on or about November 15, 2006.

/s/ KPMG LLP

Dallas, Texas

November 15, 2006